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                             June 5, 2024

       Mark White
       President and Chief Executive Officer
       Nexalin Technology, Inc.
       1776 Yorktown
       Suite 550
       Houston, TX 77056

                                                        Re: Nexalin Technology,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed May 23, 2024
                                                            File No. 333-279684

       Dear Mark White:

              We have conducted a limited review of your registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-1

       General

   1. We note your disclosure on page 4 relating to your joint venture established for the clinical development,
marketing, sale and distribution of your second generation
                                                        transcranial
Alternating Current Stimulation devices in China and other countries in the region. Additionally,
we note your disclosure in your Form 10-Q for the quarterly period ended March 31, 2024
that you "receive revenue from the sale in China of our Devices to
                                                        [y]our distributor and
from the sale of products relating to the use of those Devices" and
                                                        "derive revenue as a
royalty fee from the China-based manufacturer for electrodes ordered in connection with
[y]our China sales." To the extent you do not conduct the majority of your operations in
China, please provide us your analysis supporting this. To the extent you conduct the
majority of your operations in China, please revise your filing, as applicable, to provide
more specific and prominent disclosures about the legal and
 Mark White
Nexalin Technology, Inc.
June 5, 2024
Page 2
         operational risks associated with China-based companies. For additional guidance, please see the Division of Corporation Finance's Sample Letter to China-Based Companies
         issued by the Staff in December 2021 and the Sample Letter to Companies Regarding
         China-Specific Disclosures issued by the Staff in July 2023.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Robert Augustin at 202-551-8483 or Jane Park at 202-551-7439 with any other questions.



                                                             Sincerely,
FirstName LastNameMark White
                                                             Division of
Corporation Finance
Comapany NameNexalin Technology, Inc.
                                                             Office of
Industrial Applications and
June 5, 2024 Page 2                                          Services
FirstName LastName